FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 8, 2009 announcing that Cable & Wireless Panama has selected Registrant for a broadband network solution that will serve hundreds of public schools nationwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated October 8, 2009

Cable & Wireless Panama selects Gilat for broadband network solution that will serve hundreds of public schools nationwide

Petah Tikva, Israel, October 8, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been chosen by Cable & Wireless Panama, Panama’s largest telecommunications operator, to provide a SkyEdge II high-performance network that will be used to deliver broadband Internet to hundreds of schools in remote areas nationwide.

As part of the solution, Gilat will provide equipment, technical support, assisted network operations, and training. The new network will enable students in Panama’s remote areas to enjoy an enhanced educational experience through interactive learning programs and other Internet applications.

Cable & Wireless Panama is already using a Gilat SkyEdge network, which was deployed in recent years, to provide telephony and Internet services to more than 450 remote Panamanian communities.

“The telecom industry in Panama is highly competitive. We have continually upgraded our communications infrastructure to stay at the forefront of the industry. Our experience proves that Gilat provides the ideal combination of superior technology and thorough support,” said Pedro Diaz, Executive Vice President of Sales, Cable & Wireless Panama. “By featuring highly efficient bandwidth utilization, Gilat’s SkyEdge II platform will enable us to deploy the most economical solution, over the long term, while offering our customers reliable, high quality services.”

Guy Moskowitz, Gilat Network Systems’ Executive Vice President of Sales, said, “Gilat’s SkyEdge II network will enable Cable & Wireless Panama to benefit from the platform’s highly efficient use of the satellite link while providing an advanced, high-performance and reliable solution to Panama’s schools. We are pleased to once again partner with Cable & Wireless Panama, this time to enhance the quality of education for students throughout the country.”

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat’s SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About Cable & Wireless
Cable & Wireless is one of the leading international communications companies in the world. It began operations in 1860 in London, England, from where it positioned itself as one of the main providers of global telecommunications in the world. Today, Cable & Wireless International is the leader in many of the markets where it operates; including Panama. On May 20, 1997, Cable & Wireless plc acquired a 49% stake in Panama’s state-owned telecommunications company, INTEL, S.A for US$652 million. Cable & Wireless Panama is the only telecommunications company with presence in all of the Panamanian territory, including rural areas inaccessible by means of conventional transportation, and remote indigenous communities. The company´s installation of over 400,000 fixed lines and more than 11,000 public telephones in all of the Republic of Panama comprises a business vision focused on today’s enormous opportunities as well as future growth, without neglecting the traditional business segments.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com